
November 15, 2023

Paul Whitehead
Chief Executive Officer
Cazoo Group Ltd
41 Chalton Street
London NW1 1JD
United Kingdom

> **Re: Cazoo Group Ltd**
> **Schedule TO-I filed on November 3, 2023**
> **File No. 005-92835**

Dear Paul Whitehead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed November 3

Description of the Exchange Offer - Minimum Exchange Condition, page 51

1. We note your disclosure relating to a "Scheme Transaction Trigger Event," which indicates that unless holders of 100% of the Convertible Notes have agreed to tender, and not withdraw, their Convertible Notes by November 17, 2023, you will not complete the Exchange Offer and will instead pursue an English structuring plan or scheme of arrangement. In your response letter, please provide a detailed legal analysis explaining why you believe this Offer structure, including the November 17th deadline, complies with the requirement under Rule 13e-4(f)(1)(i) that the offer be open for 20 full business days.

Description of the Transactions and the Transaction Agreements - Transaction Support Agreement, page 68

2. With a view toward additional disclosure, please clarify how Convertible Notes that are

validly tendered, and not withdrawn, by a holder who is not a party to the Transaction
Support Agreement or an Alternative Tender Agreement will be treated if you pursue a
Scheme Transaction, including with respect to the Scheme Transaction Incentive. Please
also disclose any plans in the event you pursue a Scheme Transaction but do not receive
the sanction of an English court for such transaction.

General

3. Please provide a brief statement of the accounting treatment of the offer, or advise in your
    response letter to explain why you do not believe it is material in the context of this offer.
    See General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item
    1004(a)(1)(xi) of Regulation M-A.

4. Please revise Item 7 of the Schedule TO to reflect that the information on borrowed funds
    corresponds to Item 1007(d) of Regulation MA. Refer to Item 7 of Schedule TO.

    We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions